Steben & Company, Inc. 9711 Washingtonian Blvd, Suite 400 Gaithersburg, MD 20878	240 631 7600 T 240 631 9595 F www.steben.com

July 22, 2013

VIA EDGAR

Anu Dubey

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re:	Steben Select Multi-Strategy Fund File Nos. 333-187847 and 811-22824

Dear Ms. Dubey:

On April 10, 2013, Steben Select Multi-Strategy Fund (the “Fund”) filed its initial Registration Statement on Form N-2 (“Form N-2”) with the U.S. Securities and Exchange Commission (the “SEC”) to register with the SEC the Class A and Class I Shares of the Fund (accession number 0000898432-10-001311).

Following below is a summary of the written comments you provided on May 10, 2013 regarding Form N-2 and the Fund’s responses to those comments.  Defined terms used below have the same meanings as in the Fund’s prospectus included in Form N-2.  The changes to the Fund’s prospectus and statement of additional information (“SAI”) as described below are included in the revised prospectus and SAI attached to this letter and are anticipated to be filed on or about July 23, 2013 in a pre-effective amendment with the SEC.

General

1.	Comment: Please state in your response letter whether FINRA will or has reviewed the proposed distribution terms and arrangements of the transaction involved in the registration statement. In this connection, please indicate to us whether FINRA has reviewed the Class A Distribution and Servicing Fee and Class I Servicing Fee to be received by the Distributor as discussed under the caption “Servicing and Distribution Plans” on pages 48-49.

Response: The Form N-2 has been filed with FINRA for its review. FINRA has requested that we transfer the filing to the distributor. Such transfer has been completed. We are awaiting comments from FINRA staff.

2.	Comment: If the Fund does not receive a Commission order for the exemptive relief that the Fund has applied for by the effective date of the registration statement, please delete all references to the multi-class structure of the Fund.

U.S. Securities and Exchange Commission

July 22, 2013

Response: The Fund has not yet received a Commission order for the exemptive relief requested and, accordingly, has delete all references to the multiple class structure in the Fund’s Form N-2.

3.	Comment: If the Fund does obtain an order from the Commission granting exemptive relief by the effective date of the registration statement, please confirm to us that the Fund discloses fees, expenses and other characteristics of each class of shares as is required by Form N-1A for open-end multi-class funds, as indicated in the Fund’s application for exemptive relief as filed on April 5, 2013 (“Application”). Please also include as exhibits to the registration statement the Rule 12b-1 Plan and any other plan that relates to the multi-class arrangement as required by Form N-1A. See Items 28(m) and 28(n) of Form N-1A.

Response: Please see the response to Comment #2.

Prospectus

Cover page

4.	Comment: The offering table shows that the Fund will operate under a multi-class structure and that the Class A Shares will be offered with a sales load of 3.00%. However, the “Total” column of the offering table does not present the dollar amount of this sales load but states “None.” Please explain to us why this is an appropriate presentation. See Item 1(g) of Form N-2.

Response: The Fund has revised the column in the offering table to delete references to the multiple classes and the sales load.

Summary - Tactical Investments and Derivatives (p. 3)

5.	Comment: The Fund states that it may take short positions. Please confirm to us that the fee table includes, as an expense, an estimate of dividends paid on the Fund’s short sale transactions. See AICPA Audit and Accounting Guide: Investment Companies 7.101.j (May 2012).

Response: As it is difficult to estimate whether the Fund will engage in any short sales during its initial year of operations, the Fund has estimated that it would not pay any dividends on the Fund’s short sale transactions during this period.

Summary - Temporary Defensive Investments (p. 4)

6.	Comment: The Fund states that it may invest temporarily in high quality fixed-income securities, money market instruments and money market funds or may hold cash or cash equivalents to meet expenses or repurchases and pending the investment of assets in Portfolio Funds or to maintain the liquidity necessary to effect repurchases of Shares. Because the situations described above are not temporary defensive positions (i.e., to respond to adverse market, economic or political conditions), please move this disclosure from under the heading “Temporary Defensive Investments” to a separate heading. Also, please add disclosure under “Temporary Defensive Investments” that the Fund may not meet its investment objective when taking a temporary defensive position. Please make the same revisions to the disclosure regarding temporary defensive positions on page 22.

U.S. Securities and Exchange Commission

July 22, 2013

Response: The Fund has revised its disclosure in response to this comment.

Summary - Risks of Fund of Hedge Fund Structure (p. 6)

7.	Comment: In the fifth bullet of this section, the Fund states that a portion of the Portfolio Funds’ assets may be held in “side pockets.” Please disclose the upper limit of Portfolio Funds’ assets that may be held in “side pockets.” We may have additional comments.

Response: The use of side pocket investments by an underlying Portfolio Fund is but one of many factors considered by the Fund and the Investment Manager before making an investment in a Portfolio Fund. Although neither the Fund nor the Investment Manager has any firm limit on the amount of Fund assets that may be invested in side pocket investments or on the number of side pocket investments in which the Fund may participate, the Investment Manager expects that both will be minimal under normal market conditions. The Fund will generally not invest in a side pocket investment that exists at the time that the Fund invests in the related Portfolio Fund.

The Investment Manager’s diligence process focuses on risk management, investment and operational diligence and it will select Portfolio Funds using qualitative and quantitative criteria. Investments by the Fund in underlying Portfolio Funds are made only after a comprehensive due diligence process has been undertaken by the Investment Manager consisting principally of a review of documentation provided by the Portfolio Fund manager, and conversations and in-person meetings with the Portfolio Fund's senior personnel. As part of its due diligence inquiries, the Investment Manager generally seeks an understanding of the Portfolio Fund's authority to establish side pocket investments as well as the Portfolio Fund's current and potential future use thereof. Also included in this due diligence process is a review of the valuation methodology utilized by the Portfolio Fund, including its method for valuing side pocket investments.

Summary - Trading and Investment Risks of Portfolio Funds (pp. 8-9)

8.	Comment: The Fund states that Portfolio Fund Managers may invest in equity securities of companies including small cap and micro cap companies. Please add disclosure that the Fund can invest in small cap and micro cap companies to the summary section describing the Investment Program.

Response: The Fund has included the requested disclosures.

U.S. Securities and Exchange Commission

July 22, 2013

Summary of Fund Expenses (p. 15)

9.	Comment: The Application states that “the Fund would pay the Distributor an ongoing distribution and service fee . . . at an annualized rate of 1.00% of the average net assets attributable to the Class A Shares.” The fee table indicates that “the Fund pays a Class A Distribution and Service Fee on an annualized basis . . . of 0.75% of the assets of Class A Shares” (note 3). Please explain to us the reason for the inconsistency between the Application and the fee table.

Response: Please see the response to Comment #2.

10.	Comment: The “Other Expenses” of the Fund have been estimated based on the Fund’s net assets of $100 million for the first year of operations. Please explain to us why the Fund estimates that it will have assets of $100 million for the first year of operations.

Response: In order to estimate the operating expenses of the Fund, the Fund must make certain estimates as to the amount of assets it will have. Based on discussions with the Fund’s sponsor, the sponsor has estimated that net sales for the first year of operations will result in approximately $100 million of assets in the Fund.

Use of Proceeds (p. 17)

11.	Comment: The Fund states that the “Investment Manager will invest the proceeds of the Fund’s public offering in accordance with the Fund’s investment objective and strategies as soon as practicable.” Please disclose how long it will take the Fund to invest all or substantially all of the proceeds in accordance with its investment objective (e.g., 3 months). If the time period is more than 3 months, please disclose the reason for the delay. See Guide 1 to Form N-2.

Response: The Fund has revised the disclosure as requested.

Investment Program (p. 18)

12.	Comment: Please distinguish between principal and non-principal investment strategies. See Items 8.2.b(1) and 8.4 of Form N-2. For example, on page 21, the Fund states that it currently anticipates it will invest in Portfolio Funds directly but that it may determine to structure investments in Portfolio Funds indirectly through derivative instruments or other structured transactions. However, the Fund also discloses this strategy under “Additional Investment Policies and Practices” on page 1 of the Statement of Additional Information. Please determine whether this is a principal or non-principal strategy and characterize it as such. Please also distinguish between principal and non-principal risks in the disclosure of risks beginning on page 23. See Item 8.3.a. of Form N-2.

Response: The Fund believes that its existing disclosure appropriately discusses both its principle investment strategies and its principal risks. In this regard, as a fund of funds, the Master Fund invests in a wide variety of Portfolio Funds utilizing complex and varied strategies, and also makes certain direct investments. The Master Fund’s portfolio of Portfolio Funds also changes, and the strategies and risks entailed follow suit. It thus is necessary that the disclosure cover the strategies and risks reasonably anticipated to be borne by the Fund indirectly through the Master Fund at any point in time. In this regard, it would be potentially misleading to distinguish only certain of the strategies and risks as being “principal.”

U.S. Securities and Exchange Commission

July 22, 2013

13.	Comment: Inasmuch as the Portfolio Funds may enter into various derivative transactions, please consider the staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel Investment Company Institute dated July 30, 2010. See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

Response: Careful review of disclosure concerning the Fund’s use of derivatives has been undertaken, with the Staff’s observations taken into consideration. The Fund believes the disclosure sets forth its intended investment practices and does not contain “generic” descriptions.

Portfolio Fund Strategies – Fixed Income Relative Value (p. 19)

14.	Comment: Please disclose the maturity and credit quality parameters of the Fund’s investments in fixed-income securities. Also, please add a separate risk factor that describes interest rate risk as it relates to these fixed income investments.

Response: The Fund has made the requested disclosures.

Risks of Fund of Hedge Funds Structure - Investments in Non-Voting Stock; Inability to Vote (p. 27)

15.	Comment: The Fund states that it will agree to “relinquish the right to vote” and “may irrevocably waive its rights (if any) to vote its interest in a Portfolio Fund.” Disclose more fully why the Fund will relinquish the right to vote and waive its voting rights. Please indicate to us whether the Fund’s board of directors has adopted policies and procedures for relinquishing and/or waiving the Fund’s voting rights.

Response: The Fund has revised its disclosure to address the comment.

Management of the Fund (p. 45)

16.	Comment: Please disclose how the Fund will value derivatives for purposes of calculating total assets, which is the basis for calculating the Adviser’s fee. Please confirm to us that the Fund will not use the notional amount for purposes of this calculation.

Response: The Fund will value derivatives at their market price, or if no market price is available, at fair value according to generally accepted accounting principals (“GAAP”) for purposes of calculating net assets as the basis for determining the Adviser’s fees. The Fund will not use the notional value of its derivative investments for purposes of net assets determinations.

U.S. Securities and Exchange Commission

July 22, 2013

17.	Comment: On page 46, please disclose the principal business address of the Fund’s Administrator. See Item 9.1.d. of Form N-2.

Response: The Fund has included the requested disclosure.

Servicing and Distribution Plans (p. 48)

18.	Comment: With respect to the Class A Distribution and Servicing Fee and the Class I Servicing Fee, please disclose whether payments to the Distributor will continue for the life of the Fund and, if so, whether the amount of annual payment would exceed the amount typically paid to an underwriter at the time of the offering.

Response: Please see the response to Comment #2.

19.	Comment: The Fund states that “the portion of the 0.75% fee under the Class A Plan designed for regulatory purposes as distribution and/or service fees, for the provision of personal investor services as defined under applicable rules, will be deemed not to exceed 0.25% of the Fund’s net assets attributable to Class A Shares.” This disclosure is confusing. For example, if the portion of the 0.75% fee under the Class A Plan for these purposes exceeds 0.25%, please explain how the portion of the fee can be deemed not to exceed 0.25% of the Fund’s net assets attributable to Class A Shares. Please clarify this disclosure.

Response: Please see the response to Comment #2.

Tax Considerations (p. 56)

20.	Comment: Please disclose whether shareholders will be subject to alternative minimum tax. See Instruction 2 to Item 10.4 of Form N-2.

Response: The Fund has made the requested disclosure.

STATEMENT OF ADDITIONAL INFORMATION

Additional Investment Policies and Practices (p. 1)

21.	Comment: The Fund discloses that it may engage in transactions involving total return swaps. When the Fund does engage in total return swaps, it must set aside an appropriate amount of segregated assets. See generally Investment Company Act Release No. 10666 (Apr. 18, 1979). Please note that the Commission recently issued a concept release exploring issues relating to the use of derivatives by funds, including whether current market practices involving derivatives are consistent with the leverage provisions of the Investment Company Act of 1940 (“1940 Act”). See Investment Company Act Release No. 29776 (Aug. 31, 2011). Accordingly, please be aware that the Commission or its staff could issue future guidance related to derivatives (such as total return swaps) and leverage, including guidance related to asset coverage requirements, which could impact the manner in which the Fund operates.

U.S. Securities and Exchange Commission

July 22, 2013

Response: The Fund acknowledges the comment.

Fundamental Policies (p. 1)

22.	Comment: In the introduction to the fundamental policies, the Fund states that its “fundamental policies are subject to (i) the Investment Company Act and the rules and regulations thereunder, or other successor law governing the regulation of registered investment companies, or interpretations or modifications thereof by the SEC, SEC staff or other authority of competent jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority of competent jurisdiction . . . .” (Emphasis added.) The italicized language suggests that if the Commission or its staff were to grant interpretive, exemptive or other relief, the Fund could change its fundamental policies without seeking shareholder approval. In our view, the issuance of interpretive, exemptive or other relief typically would not relieve the Fund from any obligation under Section 13 of the 1940 Act to seek shareholder approval to change fundamental policies. Accordingly, please delete the bolded, italicized language from the introduction to the fundamental policies and delete any references to the bolded, italicized language in the first, second and third bulleted fundamental policies.

Response: The Fund has included additional disclosure in the introduction to fundamental policies to further explain the noted statement. Accordingly, the Fund respectfully declines to delete the noted statement.

23.	Comment: In the last bulleted fundamental policy, please add “tax-exempt” before “municipal securities” in the parenthetical. See Investment Company Act Release No. 9785 (May 31, 1977).

Response: The Fund has revised the disclosure as requested.

24.	Comment: The Fund states that “[i]f a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the value of investments or the value of the Fund’s total assets, unless otherwise stated, will not constitute a violation of such restriction or policy.” Under certain circumstances, Section 18(a) of the 1940 Act grants certain rights to holders of senior securities of closed-end funds in the event asset coverage limits are exceeded. Please add appropriate disclosure regarding these rights.

Response: The Fund has revised the disclosure as requested.

U.S. Securities and Exchange Commission

July 22, 2013

Board of Trustees, Officers and Portfolio Management (p. 2)

25.	Comment: In the table setting forth information regarding the Trustees, please add the single asterisk footnote to the table to indicate the text to which the footnote applies.

Response: The Fund has included the requested disclosure.

26.	Comment: On page 4, the discussion regarding the experience, qualifications, attributes and skills of the Fund’s Trustees is too general. Please add detailed information regarding each Trustee’s specific qualifications that led to the conclusion that the person should serve as a director of the Fund. See Item 18.17 of Form N-2.

Response: The Fund has included the requested disclosure.

27.	Comment: On page 8, please disclose the structure and method used to determine compensation of the Fund’s portfolio managers with respect to management of the other accounts that each of them manages and indicate any differences between the compensation method for the Fund and the other accounts. See Instruction 3 to Item 21.2 of Form N-2.

Response: The Fund has included the requested disclosure.

OTHER INFORMATION

Item 34. Undertakings

28.	Comment: Please add the undertaking required by Item 34.1 of Form N-2.

Response: The Fund has included the requested undertaking.

Signature Page

29.	Comment: Please add signature lines for at least a majority of the Fund’s directors. See Section 6 of Securities Act of 1933 (“Securities Act”).

Response: The sole initial Trustee of the Fund executed the signature page in connection with the filing of the Fund’s Form N-2. Each of the Trustees subsequently appointed to the Board of Trustees will execute the signature page in connection with the filing of the Fund’s Pre-Effective Amendment to the Form N-2.

GENERAL COMMENTS

30.	Comment: Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

31.	Comment: We note that portions of your filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

U.S. Securities and Exchange Commission

July 22, 2013

32.	Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

33.	Comment: We note that the Fund has filed an application for exemptive relief. We may have additional comments on the registration statement if the request for relief is amended or if the staff has comments on the request for relief. Please advise us if you have submitted or expect to submit any other exemptive applications or no-action requests in connection with your registration statement.

34.	Comment: Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

35.	Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

36.	Comment: Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Responses: The Fund acknowledges the General Comments.

*    *    *    *    *

U.S. Securities and Exchange Commission

July 22, 2013

Thank you for your attention to these matters. If you have any questions regarding these comments, please call me at (240) 631-7602.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

General Counsel

Steben & Company, Inc.

cc:	George J. Zornada K&L Gates LLP